February 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:    Angela Lumley
Suying Li

Re:    Accolade, Inc.
    Form 10-K for Fiscal Year Ended February 28, 2023
    Form 10-Q for Fiscal Quarter Ended November 30, 2023
    Item 2.02 Form 8-K Dated January 8, 2024
    File No. 001-39348

Ladies and Gentlemen:

    Accolade, Inc. (the “Company,” “we,” “us,” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 5, 2024. For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for Fiscal Year Ended February 28, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Non-GAAP Financial Measures
Adjusted Gross Profit and Adjusted Gross Margin, page 67

1.Please reconcile the non-GAAP measure “adjusted gross profit” to the most directly comparable GAAP measure which is fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. Although you present a gross profit in your reconciliation on page 68, it does not appear to be fully loaded as it excludes depreciation and amortization. Please revise to present a “fully-loaded” GAAP gross profit or tell us how the amounts you disclose are “fully loaded.” In addition, as you are presenting your adjusted gross margin on a percentage basis, please revise your disclosure to include your fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended November 30, 2023.

The Company respectfully acknowledges the Staff’s comment. Please refer to the Company’s response dated February 13, 2020 to the Staff’s prior comment related to the presentation of comparable GAAP measures to “adjusted gross profit” and “adjusted gross margin” for further context. Notwithstanding the Company’s previous communications with the Staff, in future filings the Company will include the GAAP measures of fully loaded gross profit and gross margin with equal or greater prominence than non-GAAP Adjusted Gross Profit and non-GAAP Adjusted Gross Margin, respectively. Going forward, the Company intends to disclose fully loaded gross profit and gross margin on a quarterly basis beginning with our Form 10-K for the fiscal year ending February 29, 2024 in the following reconciliation:

	Year Ended February 28(29),
	2024	2023
	(in thousands, except percentages)
Revenue	XX	$363,142
Cost of revenue, excluding depreciation and amortization	XX	(198,905)
Amortization of acquired intangible assets, cost of revenue	XX	(28,075)
Depreciation of property and equipment, cost of revenue	XX	(3,677)
GAAP gross profit	XX	$132,485
GAAP gross margin	XX	36.5%

GAAP gross profit	XX	$132,485
Amortization of acquired intangible assets, cost of revenue	XX	28,075
Depreciation of property and equipment, cost of revenue	XX	3,677
Stock‑based compensation, cost of revenue	XX	4,794
Severance costs, cost of revenue	XX	1,025
Adjusted Gross Profit	XX	$170,056
Adjusted Gross Margin	XX	46.8%

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 75

2.Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. Based on our evaluation of the effectiveness of our disclosure controls and procedures, our principal executive and principal financial officers concluded that, as of February 28, 2023, our disclosure controls and procedures were effective at a reasonable assurance level. The Company has disclosed the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in each Form 10-Q for the fiscal quarters ending May 31, 2023; August 31, 2023; and November 30, 2023. The Company will disclose the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of February 29, 2024 in our forthcoming Form 10-K.

If you have any questions regarding this letter, please contact me at steve.barnes@accolade.com.
Sincerely,

/s/ Stephen Barnes
Stephen Barnes
Chief Financial Officer